Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

NRG Energy, Inc.

(Commission File No. 1-15891)

Safe Harbor Statement

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This filing relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Exelon Corporation intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Exelon through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to the Exelon Investor Relations Department, Exelon Corporation, 10 South Dearborn, Chicago, Illinois 60603.

Exelon and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 7, 2008, and its proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the proposed transaction.

All information in this filing concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

This filing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

* * * * *

On November 10-12, 2008, Exelon will participate in the Edison Electric Institute Financial Conference. The slides included in Exelon’s conference materials that concern the proposed NRG transaction follow.

* * * * *

Exelon Corporation Christopher Crane President and Chief Operating Officer Edison Electric Institute Financial Conference November 10-12, 2008

Forward-Looking Statements
This presentation includes forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-
looking statements made herein.   The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and
Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A.
Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Third
Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors
and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) other factors discussed in Exelon’s filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing.  Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.
All information in this presentation concerning NRG, including its business, operations, and financial results, was obtained from public sources.  While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

Important Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This presentation relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and
Exchange Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement
Exelon intends to file with the SEC regarding the proposed transaction or for any other document which
Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO
READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN
THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT THE PROPOSED TRANSACTION.
Exelon and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Exelon’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended
December 31, 2007, which was filed with the SEC on February 7, 2008, and its proxy statement for its
2008 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2008.  Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the proposed transaction.

Exelon Key Messages
• Consistent with Exelon Protect and
Grow Strategy
• Earnings and cash accretion
• Clear value creation
• Meets NRG’s “Five Imperatives”
Exelon Financial
Outlook
• 2009 operating guidance of $4.00 -
$4.30/share
• Managing costs and driving productivity
• Significant uplift in 2011 - operating
earnings of ~$5.00-$6.00/share
(1)
(1)  Illustrative.  Provided solely to illustrate possible future outcomes that are based on a number of different assumptions, all of which are subject to uncertainties and should not be relied upon as earnings guidance or a forecast of future results.
Compelling Offer
for NRG

A Compelling Opportunity for Value Creation
• Exelon offered to acquire all outstanding common shares of NRG in an all stock transaction
–
Fixed exchange ratio of 0.485 Exelon share for each NRG common share
–
Offer represents a 37% premium to October 17th closing price for NRG
• Combined Entity Creates Value By:
–
Providing earnings and cash accretion
–
Creating an exceptional growth platform
–
Operating in the most attractive
markets
–
Utilizing a premier balance sheet
–
Allowing Exelon to unlock NRG’s value
–
Giving NRG’s shareholders the
opportunity to participate in future value
–
Presenting manageable regulatory
hurdles to close

Transaction Is Accretive
(1) Does not include purchase accounting. One-time cost to achieve of ~$100 million (pre-tax) and transaction and other costs of $654 million excluded.
(2) Free cash flow defined as cash flow from operations less capital expenditures.
(3) Based solely on I/B/E/S estimates for Exelon and NRG as of 10/31/08.  Not necessarily representative of either company’s internal forecasts.  Provided for illustration only.  Not intended as earnings guidance or as a forecast of expected results.
(4)  Assumes refinancing of ~$8 billion of NRG debt at an interest rate of 10%.
(5) Pro forma numbers in Exelon’s internal forecasts are somewhat lower and accretion is approximately breakeven in 2011.
Operating Earnings
per share 1
Free cash flow 2
per share
$3.82
$4.29
$4.69
2010E 2011E 2012E
$2.83
$2.91
$3.70
2010E 2011E 2012E
$3.04
N/A N/A
2010E 2011E 2012E
$4.42
$5.86
$6.16
2010E 2011E 2012E
$4.03
N/A N/A
2010E 2011E 2012E
32.5%
$4.83
$6.01
$6.43
2010E 2011E 2012E
9.4% 2.5% 4.3%
Based on analyst consensus estimates for both companies, the deal will be accretive in the first full year following closing
Exelon  NRG Pro forma
5
• Synergies
• Increased interest
expense (4)
• Synergies
• Increased interest
expense (4)
3 3
1
2

Combination Creates
Substantial Synergies
Exelon
Operations & Maintenance: $4,289
NRG
Maintenance & Other Opex: $950
General & Admin Expenses: $309
Other COGS: $454
Pro Forma
Combined Non-fuel Expenses:    $6,002
Estimated Annual Cost Savings: $180 - $300
2
% of Combined Expenses: 3%-5%
Costs to Achieve $100
NPV of Synergies: $1,500-$3,000
($ in Millions)
Reflects no revenue or fuel cost synergies. Excludes transaction and other costs of $654 million and excludes increased interest expense related to refinancing of
NRG debt.
(1) Company 10-K for 2007 and investor presentations.
(2) Based on a preliminary analysis of publicly available information.  Subject to due diligence investigation.
1
Transaction creates $1.5 – $3 billion of value through synergies – with opportunity for more
1

Clear Value under Multiple Scenarios
Gas price is long-term price in 2008 $/MMBtu; coal price is long-term price in 2008 $/ton for PRB8800 excluding transportation; new build cost is long-term combined cycle cost in PJM in 2008 overnight $/kW; carbon year is year in which national cap and trade starts; carbon price is in 2012 $/tonne assuming 7%
escalation; moderate recession assumes conditions consistent with current forward prices; and severe recession assumes five years of no load growth.
8
Gas Prices
New Build Costs
Carbon Year/Price
Recession
$0
$6.50
$1,300
Moderate
2014/$22
$7.30
$1,100
Moderate
2020/$22
$7.10
$1,100
Severe
2014/$22
$7.30
$1,500
Moderate
2012/$12
$8.60
$1,500
Moderate
We look at fundamental value creation under a wide range of future commodity price scenarios and our analysis suggests $1-3 billion, possibly more
Coal Prices $11.00 $20.00 $20.00 $20.00 $11.00

Without
Premium
0
1,000
3,000
2,000
With
Premium
Conservative
DCF Estimate
Replacement
Costs
NRG Stock Value NRG Long-Term Value
975
1,350
2,050
3,000+
Price per Kilowatt Comparison for Texas Baseload Generation
Exelon Unlocks NRG Value
Less than 45% of
replacement value
Even with premium, purchase
price is 66% of conservative
long-term DCF value
subtracting value of other NRG assets from NRG enterprise value based on October 17 th
close.
$/KW values are for 5,325 MW of Texas baseload which includes Parish coal, Limestone, and STP; values implied by NRG stock price are determined by

World Class Nuclear & Fossil Operations
High performing nuclear plant
• Top quartile capacity factor – 94.9%
• Large, well-maintained, relatively young units
Fossil fleet
• Half of >500 MW coal units are top quartile capacity factor
• 90% of coal fleet lower-cost PRB and lignite
NRG
Premier U.S. nuclear fleet
• Best fleet capacity factor ~ 94%
• Lowest fleet production costs ~ $15 /MWh
• Shortest fleet average refueling outage duration – 24 days
• Strong reputation for performance
Exelon

<1%
<1%
6%
Coal
Exelon
~150,000 GWh
Pro Forma
Exelon
~198,000 GWh
Nuclear
PRB & Lignite Coal
Other Coal
Gas/Oil
Hydro/Other
2009 Historical Forward Coal Prices
Combined Entity Will Continue to Benefit
from Low Cost, Low Volatility Fuel Sources
0.00
1.00
2.00
3.00
4.00
5.00
6.00
Powder River Basin
Northern Appalachian
Central Appalachian
Production Costs
0
2
4
6
8
10
12
2000 2001 2002 2003 2004 2005 2006 2007
Nuclear
Gas
Coal
Petroleum
93%
Nuclear
1% 3%
75%
Nuclear
15%
PRB &
Lignite Coal
6%
Other
Coal
(1) Based on 2007 data, does not include ~38,000 GWh of Exelon Purchased Power.
Q1 2007 Q2 2007 Q3 2007 Q4 2007 Q1 2008 Q2 2008 Q3 2008
Powder River Basin and lignite coal supply (90% of NRG’s coal)
provides low-sulfur at a relatively stable price as compared to northern and central Appalachian coal mines.
Combined fleet will continue to be
predominantly low-cost fuel.
1
1

2006 CO2 Emissions from Electricity Generation
(in million metric tons)

0
50
100
150
50 100 150 200 250
2006 Electricity Generated (GWh, in thousands)
NRG
TVA
AEP
Duke
FPL
Southern
Exelon + NRG
Entergy
Exelon
Dominion
Progress
FirstEnergy
Bubble size represents carbon
intensity, expressed in terms of
metric tons of CO2 per MWh
generated
SOURCE: EIA and EPA data as compiled by NRDC
CO2 Emissions of Largest US Electricity Generators
Largest Fleet, 2nd Lowest
Carbon Intensity
Top Generators by CO2 Intensity
10
9
8
7
6
5
4
3
2
1
12
Exelon 2020 principles will be applied to the combined fleet
AEP
NRG
Southern
Duke
FirstEnergy
TVA
Progress
Dominion
FPL
Exelon + NRG
Entergy
Exelon
0.83
0.80
0.74
0.66
0.64
0.64
0.57
0.50
0.35
0.31
0.26
0.07

Financing Plan Considerations
• Negotiated acquisition of NRG would require refinancing of only
~$4B of NRG debt and other credit facilities
– Under a negotiated deal with NRG, $4.7B of NRG bonds
could remain in place with no change in terms, but with
substantially improved credit metrics for those bondholders
– Exelon's relationships with many of NRG's banks should
facilitate arrangements for new credit facilities
– Financing commitments are well underway for refinancing
• The NRG direct lien program for power marketing could be left in place

Premier Balance Sheet
and Credit Metrics
Committed to returning Exelon Generation’s senior unsecured debt to strong investment grade within the next 3 years
Targeting stronger credit metrics for the combined entity -- 25 - 30%
FFO/debt
Pay down debt plan will include: NRG balance sheet cash, asset sale proceeds, free cash flow
Exelon
NRG
Today 2011
Credit Rating: BBB
FFO / Debt: 25-30%
Combined
Entity
Targets
Credit Rating: BBB-
FFO / Debt: 26%
Credit Rating: B+
FFO / Debt: 18%
2
3
1
(1) Ratios exclude securitized debt.
(2) Senior unsecured credit rating and FFO/Debt as of 10/31/08.  Reflects S&P updated guidelines, which include imputed debt and interest related to purchase power agreements, unfunded pension and other postretirement benefits obligations, capital adequacy for energy trading, operating lease obligations and other off-balance sheet data.
(3) From Standard & Poor’s 8/28/08 CreditStats: Independent Power Producers & Energy Traders – U.S.

Principal Regulatory Approvals and
Expected Divestitures
• Principal regulatory approvals:
–
Texas, New York, Pennsylvania, California state regulatory commissions
–
Hart-Scott-Rodino (DOJ/FTC)
–
FERC
–
NRC
–
Notice filing in Illinois
• Limited market power issues – not expected to challenge transaction closing
–
Divestitures anticipated only in PJM and ERCOT
–
~3,200 MWs of high heat rate gas and baseload coal plants  and ~1,200 MWs under contract
–
Model assumes $1 billion of proceeds from divestitures (after-tax)
Regulatory hurdles are manageable
1
(1) Plants subject to divestiture are de minimus contributors to revenue and earnings.

Exelon More Than Meets the “Five Imperatives”
Outlined by NRG on May 28, 2008
1.
1.
2.
2.
3.
3.
4.
4.
5.
5.
NRG’s Stated Imperatives
MUST accumulate generation at competitive cost
This transaction accomplishes in one step what several
transactions might have accomplished for NRG in these
regards.  Given the current difficulty in accessing capital
markets, it is unclear whether NRG would have the
ability to meet this objective without Exelon.
Exelon provides NRG stakeholders with broad trading
expertise and sound power marketing and risk
management practices.  Exelon’s significant experience
in markets with locational prices is particularly relevant
since ERCOT is moving to a PJM-type structure.
Exelon’s breadth of operations and depth of service
allows unparalleled access to customers, retail
providers, and other sales channels.
NRG stakeholders become part of the most diversified
and competitive generation portfolio operating in 12
different states and 6 different regional transmission
organizations.
Deal provides NRG stakeholders with significant value
and upside and a share of the largest unregulated
generation fleet in the United States.
MUST be geographically diversified in multiple
markets
MUST develop and expand our route to market
through contracting with retail load providers, trading,
direct sales, etc
MUST have sophisticated ability to trade, procure,
hedge, and originate for electricity and input fuels
MUST develop depth and breadth in key markets,
particularly across fuel types, transmission
constraints and merit order
Exelon Combination More
than Meets These Imperatives

Exelon Key Messages
Compelling Offer
for NRG
• Consistent with Exelon Protect and
Grow Strategy
• Earnings and cash accretion
• Clear value creation
• Meets NRG’s “Five Imperatives”
Exelon Financial
Outlook
• 2009 operating guidance of $4.00 -
$4.30/share
• Managing costs and driving productivity
• Significant uplift in 2011 - operating
earnings of ~$5.00-$6.00/share
(1)
(1) Illustrative. Provided solely to illustrate possible future outcomes that are based on a number of different assumptions, all of which are subject to uncertainties and should not be relied upon as earnings guidance or a forecast of future results.

18 Appendix Additional Information regarding Offer for NRG

Pro Forma
Exelon
Combined company will have requisite scope,
scale and financial strength to succeed in an
increasingly volatile energy market
Combination Will Result in Scope,
Scale and Financial Strength
(1) Reflects total assets (under GAAP) with no adjustments. Based upon 9/30/08 Form 10-Q.
(2) Reflects Last Twelve Months EBITDA (Earnings before Income Taxes, Depreciation and Amortization) as of 9/30/08 with no adjustments.
(3) Calculation of Enterprise Value = Market Capitalization (as of 10/31/08) + Total Debt (as of 6/30/08) + Preferred Securities (as of 6/30/08) + Minority Interest
(as of 6/30/08) – Cash & Cash Equivalents (as of 6/30/08). Debt, Preferred Securities, Minority Interest and Cash & Cash Equivalents based upon 6/30/08
Form 10-Q.
(4) Includes
owned-and-contracted
capacity after giving effect to planned divestitures after regulatory approvals.
$0
$30
$50
$60
$40
$20
$70
$10
Southern Dominion FPL Duke First
Energy
Entergy
$68,900 Combined assets
(1)
$9,400 LTM EBITDA
(2)
($ in millions)
$63,000 Enterprise value
(3)
~51,000MWs Generating capacity
(4)
Pro Forma Quick Stats
Market cap (as of 10/31/08)
$41,200

Combination Enables Access to
Attractive New Markets
By RTO Combined
PJM 22,812
ERCOT 13,027
MISO 1,065
ISO NE 2,174
NYISO 3,960
CAL ISO 2,085
Contracted* 6,280
51,403
SERC 2,405
WECC 45
Total 53,853
By Fuel Type Combined
Nuclear 18,144
Coal 8,986
Gas/Oil 18,801
Other 1,642
Contracted 6,280
*Contracted in various RTOs, mainly in PJM and ERCOT
(1) Excludes international assets. Before any divestitures.
20
Geographically complementary asset base
Attractive new markets for Exelon (NY, NE,
CA): declining reserve margins, supportive
regulatory structures
Predominantly located in competitive
markets
ERCOT portfolio will position Exelon to offer
an array of products, capture value, and
efficiently utilize credit
1
1
Exelon
NRG

Nuclear Growth Opportunities
•
Texas offers nuclear growth platform
• Potential for stretch power uprate (5-7%) on South Texas
Project units 1 and 2
• Construction & Operating License and Loan Guarantee
applications filed for both STP 3 and 4 and Victoria County
•
Exelon has the financial strength and discipline to investigate these opportunities
• Strong balance sheet and credit metrics
• Demonstrated track record of financial rigor
• Nuclear depth and expertise
•
Options to build remain under evaluation; no commitment
has yet been made

Exelon 2020 and NRG
• Expand internal energy efficiency, SF6,
vehicle, and supply chain initiatives to NRG
portfolio
• Offset a portion of NRG’s GHG emissions
• Expand energy efficiency program offerings
• Add capacity to existing nuclear units
through uprates
• Add new renewable generation
• Add new gas-fired capacity
• Continue to explore new nuclear
• Address older/higher emitting coal
and oil units
• Invest in clean coal technology R&D
Options to Evaluate:
Taking the next step in Exelon’s
commitment to address climate change
Offer more low
carbon electricity in
the marketplace
Reduce emissions
from coal/oil fired
generation
Help our customers
and the communities
we serve reduce their
GHG emissions
Reduce or offset our
footprint by greening
our operations
Apply Elements of
Exelon 2020 to
NRG
Expand the 2020
Plan

NRG is Best Investment Available
0%
4.0%
8.0%
12.0%
16.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
(10.0%)
0%
5.0%
20.0%
EBITDA / EV Yield Earnings Yield Free Cash Flow
Yield
EXC Illustrative
Utilities
NRG at
Offer
2009E
2010E
7.9
10.2
11.8
10.6
8.1
11.4
11.9
10.7
IPPs EXC Illustrative
Utilities
NRG at
Offer
IPPs EXC Illustrative
Utilities
NRG at
Offer
IPPs
13.7
15.4
20.1
16.7
14.4
16.1
20.1
17.1
Source: FactSet. Prices as of 10/17/08, I/B/E/S estimates as of 10/31/08.
EV = Enterprise Value
(1) Illustrative Utilities include CMS, CNL, DPL, TE, WEC, WR.
(2) IPPs include CPN, DYN, MIR, RRI.
4.3
(3.1)
11.2
11.6
5.2
(6.2)
14.2
12.3
15.0%
10.0%
(5.0%)
1
2 2 2
1
1